

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 4, 2008

Mr. John G. Sznewajs
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

      RE: Masco Corporation
             Form 10-K for the fiscal year ended December 31, 2007
             Filed February 22, 2008
             File #1-5894

Dear Mr. Sznewajs:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Business, page 2
Additional Information, page 6

1. We note your disclosures in response to comment 1 of our November 26, 2007 letter. We further note your risk factor disclosure captioned "Government and industry responses to environmental and health safety concerns could impact our capital expenditures and operating results" on page 9. Because of the nature of

your business, the discussion related to the laws and regulations regarding the environment and worker safety appears limited. In future filings, please consider expanding your disclosure in accordance with Item 101(c)(1)(xii) of Regulation S-K.

Liquidity and Capital Resources, page 23

2. We note your statement that your growth has been funded, in part, by your long-term bank debt and the issuance of notes. Given this reliance on debt, please revise future filings to include a more specific and comprehensive discussion regarding how debt availability and scheduled repayments have impacted your operations and what the impact may be in the future.

3. With a view towards future disclosure, please clarify if there are any items, other than the net worth requirement, that may impact the availability on your 5-Year Revolving Credit Agreement.

4. With a view towards future disclosure, please provide us with a comprehensive discussion of the terms of significant covenants within your notes and debentures and tell us if you were in compliance with such covenants during the periods presented. In addition, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Form 10-Q for the quarterly period ended September 30, 2008

Notes to Condensed Consolidated Financial Statements
Note E., page 10

5. Given your significant goodwill balance as well as your overall decrease in revenues, operating profit and certain operating profit margins, please provide us with a more specific and comprehensive discussion of what consideration you have given to whether your goodwill balance was impaired. Such discussion should include more detailed information regarding how you determine your reporting units as well as how you have evaluated the current market conditions and potential liquidity concerns in your impairment analysis. A particular focus on your Installation and Other Services segment should be included given this segment's high goodwill balance and low operating profit margins. Please also provide us with a view towards future disclosure related to these matters.

Note G., page 10

6. Given overall market declines as of September 30, 2008, please provide us with a specific and comprehensive discussion regarding how you determined that there were no indicators of impairment or identified events or change in circumstances related to $137 million of your private equity investments and that these investments did not need to be evaluated for impairment. In addition, in order for us to more fully understand the nature of these investments, please supplementally provide us with a detailed listing of these investment and their respective carrying values.

Note M, page 16

7. With a view towards future disclosure, please tell us if liquidity concerns may delay repurchases of your common stock.

Note Q, page 18

8. With a view towards future disclosure, please provide us with the following information:

   - A discussion of how credit risk is incorporated into your valuations.
   - A discussion of the criteria you utilized in your determination of whether the market for your investments was active or inactive.
   - A discussion of how the lack of market liquidity impacted your valuations.
   - A discussion of the significant inputs used for your Level 3 investments and how sensitive these inputs are to the overall investment value.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
General

9. We note that you experienced a decrease in sales and operations for the nine months September 30, 2008. We also note that business conditions remain difficult in your markets. While your current discussion of operations addresses many factors that have impacted your results, we believe that you should enhance this discussion in future filings to include more specific quantified information where practicable. This will allow a reader to more clearly understand how the current sales environment impacts your financial results and will also enable a reader to better understand how future trends may also impact your results. This additional quantified information could include, but not be limited to, the impact of selling prices, material costs and product mix. Please advise us of your intentions in this matter

Definitive Proxy Statement on Schedule 14A filed on April 7, 2008

Compensation Discussion and Analysis, page 12
Annual Review Process, page 15

10. You disclose that in connection with the performance review of the executives reporting to the CEO and COO, the Committee reviews the written assessments prepared by them; however, your disclosure about Committee's process in determining the compensation of the CEO and COO remains ambiguous. In the last sentence of the second paragraph, you disclose that the Committee considers "similar factors" when determining the compensation of the CEO and COO; however, it is unclear what the "similar factors" are. In future filings, please elaborate on how the Committee determines the compensation of the CEO and COO.

Restricted Stock, page 19

11. We note your response to comment 3 of our August 21, 2007 letter. It appears, however, that you did not expand your disclosure to clarify the use of ROIC as a corporate performance target in establishing the size of the restricted stock awards as you explained in the second paragraph of your answer. In future filings please disclose how the Committee evaluates the company's performance in its efforts to improve the ROIC and how those efforts impact the Committee's decision in determining the size of the restricted stock grants. Please provide us supplementally with an example of the disclosure you would provide in response to this comment. We may have additional comments upon review of this response.

Change in Control and Termination, page 33

12. We note your response to comment 13 of our August 21, 2007 letter. It appears that you have not fully addressed the requirements of Item 402(j)(3) of Regulation S-K related to the determination of appropriate benefit levels. In future filings please describe and explain how the appropriate benefit levels are determined under the various circumstances that trigger provision of benefits in the event of a change of control or termination of employment. Provide us supplementally with an example of the disclosure you would provide in response to this comment. We may have additional comments upon review of this response.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pam Long, Assistant Director, at (202) 551-3760 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant